OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                        October 14, 2005                 FACSIMILE: 212.451.2222

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                                                      EMAIL: WVETO@OLSHANLAW.COM

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Abby Adams

                        Re:  VESTA   INSURANCE   GROUP,    INC.   (THE
                             "COMPANY") REVISED  PRELIMINARY  SCHEDULE
                             14A  FILED  ON  SEPTEMBER  20,  2005,  AS
                             AMENDED  ON  OCTOBER  5,  2005  FILED  BY
                             NEWCASTLE   PARTNERS,   L.P.,   NEWCASTLE
                             CAPITAL   MANAGEMENT,   L.P.,   NEWCASTLE
                             CAPITAL GROUP,  L.L.C.,  MARK E. SCHWARZ,
                             JAMES C.  EPSTEIN,  MARK J.  MORRISON AND
                             STEVEN J. PULLY (THE  "NEWCASTLE  GROUP")
                             ----------------------------------------

Dear Ms. Adams:

            We  acknowledge  receipt of the letter of comment  dated October 11,
2005 from the Staff (the "Comment  Letter") with regard to the  above-referenced matter. We have reviewed the Comment Letter with the Newcastle Group and provide the following  supplemental  response on its behalf. Unless otherwise indicated, the page  references  below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof. Capitalized terms used herein  and not  separately  defined  have  the  meanings  given  to them in the
Preliminary  Schedule  14A. Our  responses  are numbered to  correspond  to your comments.

GENERAL

     1.     The Newcastle Group plans to disseminate the proxy statement as soon as it gets  clearance  from the  Staff  regardless  of  whether  the
            Company  has filed its proxy  statement.  The  Company  has signed a consent decree agreeing to hold an annual meeting of stockholders no later than November 17, 2005.  Accordingly,  the Company is required to file a proxy  statement  if it intends  to solicit  proxies or to file an  information  statement  if it does not  intend  to  solicit proxies.  The Company has not yet announced the location and time of the Annual Meeting.  We assume that the Company will comply with the consent  decree  and  announce  this  information  at which time the
            Newcastle Group will include this information in its proxy statement or provide a separate  notice to the  stockholders.  With respect to additional  matters  that may be contained  in the  Company's  proxy statement,  to the extent that the Newcastle  Group is aware of them

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

October 14, 2005

            prior to the filing of its definitive proxy statement and mailing to stockholders,  the Newcastle  Group will include such matters on its proxy card.  In the event the Company files a proxy  statement  that solicits  votes  on  additional  or  different  matters  than  those proposed in the Newcastle Group's proxy statement that the Newcastle
            Group is unaware of prior to the mailing of its proxy statement (the
            "Additional  Proposals"),  it plans to  exercise  its  discretionary authority on such Additional  Proposals pursuant to Rule 14a-4(c)(3)
            of the Exchange Act of 1934,  as amended.  The  Newcastle  Group has disclosed its intent to exercise such discretionary authority in its proxy statement (see page 20 of the proxy statement and proxy card).
            The  Newcastle  Group  believes  that  Proposal 2 has been  properly
            submitted   pursuant  to  the   Company's   bylaws  and  state  law.
            Accordingly,  the  Newcastle  Group  believes  that the  Company  is required  to act on this  proposal  at the  Annual  Meeting.  If the
            Company does not include this  proposal on its proxy card, it should not affect the  Newcastle  Group's  ability to solicit votes on this proposal.  Our  understanding  of Delaware law is that a later dated proxy card revokes a previously dated proxy card.

     2.     The  Newcastle  Group  confirms that it disclosed all members of its group  and  all  participants  in  the  solicitation  in  its  proxy statement.

VESTA'S POISON PILL ENTRENCHES THE VESTA BOARD AND MANAGEMENT

     3.     The  disclosure  has been revised as requested.  See pages 7 to 8 of
            Proxy Statement.

WE BELIEVE VESTA'S DISMAL FINANCIAL PERFORMANCE DEMONSTRATES

     4.     The  disclosure  has been revised as requested.  See page 9 of Proxy
            Statement.

THE NOMINEES

     5.     Although Mr. Pully is an officer of  Newcastle  Management,  he does not  beneficially  own the  securities of the  referenced  insurance
            company   held  by   Newcastle   Partners  and  is  only  deemed  to
            beneficially  own the  securities  of the Company  held by Newcastle
            Partners  solely by virtue of his  membership  of the Section  13(d)
            group formed in connection with this solicitation.  Furthermore, Mr.
            Pully  does not  have the  legal  power  to vote or  dispose  of any securities  held  by  Newcastle  Partners.  Accordingly,  we do  not
            believe  Mr.  Pully's   relationship   with   Newcastle   Management
            represents a conflict of interest. Mr. Pully would be mindful of his fiduciary duties as a director of the Company, if elected.

PROPOSAL NO. 2 - REIMBURSEMENT OF PROXY SOLICITATION EXPENSES OF NEWCASTLE PARTNERS

     6.     The form of proxy has been revised.

LEGAL PROCEEDINGS

     7.     The Newcastle Group has updated the disclosure to include the recent developments  in  the  Florida  administrative  proceeding  and  the federal court case. The Newcastle Group does not anticipate that the outcome of the Florida  administrative  proceeding will be available

October 14, 2005

            prior to the Newcastle  Group's  mailing of the proxy  materials and the federal  court may not issue a decision  until after  mailing as well. With respect to both the Florida administrative proceeding and the federal court case, there is a range of possible  outcomes.  The
            Newcastle  Group may be  completely  successful  on the merits,  the
            Newcastle Group may be completely  unsuccessful  on the merits,  and there are several possible other outcomes,  including,  for example, that only the Newcastle  Group's  purchases  over 5% may be declared void. At the time of any ruling,  the Newcastle  Group will evaluate the ruling  and its  options.  At the  present  time,  to the extent possible,  the  Newcastle  Group's  intent  is to  proceed  with the solicitation.

SUPPLEMENTAL MATERIALS

     8.     The requested materials are attached herewith as Exhibits 8A and 8B, respectively, on a supplemental basis.

            The Staff is invited to contact the undersigned with any comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                         Very truly yours,

                                         /s/ William R. Veto
                                         -------------------
                                         William R. Veto

Enclosures

cc:  Mark E. Schwarz